Reset IV, Inc.



ANNUAL REPORT

1775 Village Center Circle, Suite 110
Las Vegas, NV 89134
www.resetiv.com

This Annual Report is dated May 13, 2020.

BUSINESS

Reset IV, Inc. (Delaware) (also referred to as "we", "us", "our", or "Company") was formed under the state laws of Delaware, to operate as the parent company to the Reset IV brand.

We are an on-demand, mobile infusion company. We allow people to order infusion services from our website or by phone. We dispatch medical professionals to customers' homes, hotel rooms, offices, etc. Our clientele includes a vast array of customers from the average "joe" to the ultra-wealthy, including celebrities.

Although Reset IV, Inc. is involved in healthcare delivery, it is not owned by a physician. Since each state has its own Corporate Practice of Medicine Laws, the corporate structure and relationship of Reset IV with its healthcare partners varies by state.

In California and Nevada (states that have Corporate Practice of Medicine laws) the Reset IV entities act as a management company in the form of a Management Services Organization ("MSO") for the medical company (the PLLC owned by a physician or Nurse Practitioner), providing HR services, marketing services, accounting services, and other management related services. All the nurses, nurse practitioners, physician's assistants, and other medical personnel work for the medical company and all medical services are carried out by the medical company. In addition, all fees from clients are collected by and paid to the medical company. In these states, Reset IV collects a management fee from the medical company based on a percentage of revenue collected, typically around 70% of the gross revenue. The Management Service Agreement ("MSA") that exists between the medical company and Reset IV in these states provides for all medical-related expenses including medical personnel, medical supplies, and medications, etc. to be provided by the medical company.

In Florida, as allowed under the Corporate Practice of Medicine, Reset IV is the sole entity and all medical personnel work for Reset IV and Reset IV collects 100% of sales revenue and pays 100% of expenses.

The parent company's ownership interest in these subsidiaries is as follow:

California: 94.5% (In addition, the Physician that owns the medical practice in this state has a buyout clause in the MSA that in the event that Reset IV, LLC (California) is sold while the MSA is in effect, Reset IV LLC (California) is required to "buyout" the medical practice from the MSA at 5% of the purchase price).

Nevada: 74.8% (In addition, the Nurse Practitioner that owns the medical practice in this state has a buyout clause in the MSA that in the event that Reset IV, LLC (Nevada) is sold while the MSA is in effect, Reset IV, LLC (Nevada) is required to "buyout" the medical practice from the MSA at 5% of the purchase price).

Florida: 99%

As we expand our Company in the future, the plan is for Reset IV, Inc. (Delaware) to own 98 - 100% of the Reset IV subsidiaries in those states. We plan to partner with someone locally in each state with local relationships to help grow our brand in those states. We will likely offer them a small percentage of the Company in exchange for their efforts. This would be why Reset IV would own 98 - 100% of future states.

Reset IV, Inc. (Delaware) owns the Reset IV trademarked brand, as well as the website and other brand assets. The Delaware corporation also manages the operations of the Reset IV subsidiaries in each state currently in California, Nevada, and Florida. In exchange for the right to use the Reset IV brand, website, and brand assets, and as payment for managing its operations, each Reset IV subsidiary pays a monthly management fee of 5% of net sales to Reset IV, Inc. (Delaware).

Competitors and Industry

The IV Doc - Completely mobile and located in approximately 23 cities, including the cities in which we currently operate, in the United States and abroad. Our largest international competitor. Longest in the business, since about 2012.

Drip Hydration - Located mostly in California. Completely mobile. Not open 24 hours. Also have locations in New York, Ibiza, and a few other cities.

Hangover Heaven - Located only in Las Vegas. The largest competitor in Las Vegas. Been around since 2011.

Reviv - Mostly storefront clinic-based model. Reviv can also do mobile infusions, but not core business. A large entity with locations around the world.

The industry is mostly clinic/storefront based models. We believe the future is on-demand, concierge-like other service offerings.

To the best of our knowledge, the only two other decently sized mobile-only IV companies on a national/international level are Drip Hydration and The IV Doc.

Our Company has been in existence for over two years. We currently have three subsidiaries operating in six cities and three states and have treated over 13,000 clients. We plan on opening this year in more cities within California, as well as expanding to another state. The next steps are to open subsidiaries in more states and cities.

Previous Offerings

Between February 27, 2020 and May 13, 2020, we sold 39,936 in exchange for $1.04 per share under Regulation Crowdfunding.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Reset IV, Inc. (Delaware) Common Stock
  Type of security sold: Equity
  Final amount sold: $7,129.65
  Number of securities sold: 2,288,618
  Use of proceeds: Organizational expenses, start-up costs, and general operating expenses for Reset IV, LLC (Delaware)
  Date: December 31, 2017
  Offering exemption relied upon: Section 4(a)(2)

- Name: Reset IV, Inc. (Delaware) Common Stock
  Type of security sold: Equity
  Final amount sold: $7,332.22
  Number of securities sold: 2,353,643
  Use of proceeds: Organizational expenses, start-up costs, and general operating expenses for Reset IV, LLC (Delaware)
  Date: December 31, 2018
  Offering exemption relied upon: Section 4(a)(2)

- Name: Reset IV, Inc. (Delaware) Common Stock
  Type of security sold: Equity
  Final amount sold: $15,538.13
  Number of Securities Sold: 4,987,739
  Use of proceeds: Organizational expenses, start-up costs, and general operating expenses for Reset IV, LLC (Delaware)
  Date: December 31, 2019
  Offering exemption relied upon: Section 4(a)(2)

- Name: Reset IV, LLC (Nevada) Membership Interest Type of security sold: Equity
  Final amount sold: $134.00
  Number of Securities Sold: 134
  Use of proceeds: Organizational expenses for Reset IV, LLC (Nevada)
  Date: December 31, 2017
  Offering exemption relied upon: Section 4(a)(2)

- Name: Reset IV, LLC (Nevada) Membership Interest Type of security sold: Equity
  Final amount sold: $6,139.00
  Number of Securities Sold: 6,139
  Use of proceeds: Operating expenses for Reset IV, LLC (Nevada)
  Date: December 31, 2018
  Offering exemption relied upon: Section 4(a)(2)

- Name: Reset IV, LLC (Florida) Membership Interest Type of security sold: Equity
  Final amount sold: $100.00
  Number of Securities Sold: 100
  Use of proceeds: Organizational expenses for Reset IV, LLC (Florida)
  Date: December 31, 2018
  Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Revenue

The Company was formed under the state laws of Delaware on October 31, 2017, to operate as the parent company to the Reset IV brand. During this developmental period, the Company did not report any revenues.

On January 1, 2019, the Company acquired a majority interest in Reset IV, LLC (Nevada) and Reset IV, LLC (Florida). Reset IV, LLC (Nevada) was formed under the state laws of Nevada on August 16, 2017. Following the initial setup period, the Company began providing management and administration services to healthcare companies in October 2017. Reset IV, LLC (Florida) was formed under the state laws of Florida on May 4, 2018. After a period of company organization, hiring medical professionals, and setting up suppliers, the Company began advertising and providing IV services to customers in September 2018.

Immediately as a result of the Nevada and Florida acquisitions, the Company began recognizing revenue in the form of customer sales and management fees. Accordingly, revenue for the year ended 2019 was $1,442,423 as compared to $0 during 2018.

Cost of Sales

The cost of sales in 2019 was $227,698, a 100% increase over the cost of sales during 2018. The increase was directly related to the acquisition of the Nevada and Florida operations in January 2019. Our cost of goods sold includes treatment supplies, vitamins, medications, and direct nursing labor.

Gross Margins

During 2019, our gross profit was $1,214,725, or 84% of net revenue as compared to $0 during 2018. This increase is directly related to the acquisition of the Nevada and Florida operations in January 2019.

Expenses

The Company's operating expenses consisted of general and administrative expenses in the amount of $582,425 in 2019 compared to $6,464 in 2018. This increase directly relates to the acquisition of the Las Vegas and South Florida operations in January 2019. During 2019, the major components of our general and administrative expenses were customer service and administrative staff in the amount of $77,583, medical providers in the amount of $43,350, and occupancy expenses in the amount of $60,918. In addition, during 2019 the Company loaned money to a Nevada medical company for cost of goods sold and general operating expenses. In June 2019, the medical company ceased operations and the outstanding balance of $230,853 was deemed uncollectable and written off as a bad debt This loss accounts for 39% of our total general and administrative expenses. By contrast, during 2018 the Company was dedicated to (1) market research, (2) developing best practices in compliance with applicable regulations and oversight boards, and (3) developing our trademark, website, and brand.

The Company also incurred sales and marketing expenses in the amount of $612,853 in 2019 compared to $0 in 2018. During 2019, our major marketing expenses included (1) search marketing, (2) influencer marketing, (3) social media marketing, (4) event marketing, (5) promotional marketing, and (6) email marketing in our Las Vegas and South Florida markets.

During 2019, the Company earned interest income in the amount of $9,103 as compared to $0 in 2018. During 2019 the Company loaned money to a Nevada medical company for the cost of goods sold and general operating expenses. The advances were borrowed at an interest rate of 10%, unsecured, and due on demand. In June 2019, the medical company ceased operations and the outstanding balance of $230,853 was deemed uncollectable and written off as a bad debt.

Interest expense during the year ended 2019 was $4,074 compared to $29 during 2018. This increase relates to advances received from a shareholder during 2019 for general and administrative purposes. The advances are borrowed at an interest rate of 10%, unsecured, and due on demand. As of December 31, 2019, the outstanding balance of the note and accrued interest was $26,262. During the year ended 2019, interest expense on the shareholder advances accounted for $2,922 of the total interest incurred during the period.

Liquidity and Capital Resources

On December 31, 2019, the Company had cash of $58,946. Our current collective capital resources include cash on hand, cash flow generated from operating activities, access to revolving lines of credit with US Bank totaling $50,000, with a current outstanding balance of $0, access to shareholder loans, and proceeds from the sale of our capital stock.

Debt Obligations

Note Payable – Related Party

During the year ended December 31, 2019, the Company received advances from its officer and director, Daniel Rubenstein, for general and administrative purposes. The advances are borrowed at an interest rate of 10%, unsecured, and due on demand. As of December 31, 2019, the outstanding balance of the note and accrued interest was $26,262. The entire note has been classified as current.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

- **Name: Daniel Rubenstein**

  Daniel Rubenstein's current primary role is with the Issuer.

  Positions and offices currently held with the Issuer:

  - Position: Chief Executive Officer; Director
    Dates of Service: October 31, 2017 - Present

Responsibilities: Growth strategy, management, financial oversight, legal oversight, technology oversight and guidance, and marketing, oversight, and guidance. Daniel's compensation is $5,000 per month.

Other business experience in the past three years:

- o Employer: Prestige Sourcing Group, LLC
  Title: Chief Operating Officer
  Dates of Service: September 15, 2014 - Present
  Responsibilities: Project management, employee/contractor oversight, factory sourcing and oversight, and client management.

- o Employer: Community Kollel Of Las Vegas
  Title: Jewish Outreach and Education
  Dates of Service: May 15, 2014 - Present
  Responsibilities: Giving classes to Jewish adults on Jewish philosophy, laws, and history.

- **Name: Elisheva Rubenstein**

  Elisheva Rubenstein's current primary role is with Prestige Sourcing Group, LLC. Elisheva Rubenstein currently serves 1 hour per week in their role with the Issuer.

  Positions and offices currently held with the Issuer:

  - o Position: Secretary
    Dates of Service: January 01, 2019 - Present
    Responsibilities: Signing off on meeting minutes and bylaws. Elisheva does not currently take a salary from the Company.

  Other business experience in the past three years:

  - o Employer: Prestige Sourcing Group, LLC
    Title: Chief Executive Officer
    Dates of Service: December 25, 2014 - Present
    Responsibilities: Strategy and oversight of business development.

  Other business experience in the past three years:

  - o Employer: Steinberg Diagnostics Medical Imaging
    Title: Per-Diem Radiologic Technologist
    Dates of Service: October 15, 2017 - Present
    Responsibilities: Taking X-rays of patients

- **Name: Lori Parks**

  Lori Parks' current primary role is with the Issuer.

  Positions and offices currently held with the Issuer:

  - o Position: Treasurer
    Dates of Service: January 1, 2019 - Present

Responsibilities: Financial oversight; Lori receives an hourly consulting fee from the Company.

- o Position: Controller
  Dates of Service: May 25, 2018 - Present
  Responsibilities: Manages the Company's accounting activities and financial reporting; Lori receives an hourly consulting fee from the Company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel Rubenstein	9,533,700	Common Stock	99.0

RELATED PARTY TRANSACTIONS

Note Payable

During the year ended December 31, 2019, the Company received advances from its officer and director, Daniel Rubenstein, for general and administrative purposes. The advances are borrowed at an interest rate of 10%, unsecured, and due on demand. As of December 31, 2019, the outstanding balance of the note and accrued interest was $26,262. The entire note has been classified as current.

OUR SECURITIES

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,028,846 of Common Stock.

Common stock

The amount of security authorized is 50,000,000 with a total of 9,630,000 outstanding.

Voting Rights

One vote per share on all matters that common shareholders are allowed to vote on.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.


RESTRICTIONS ON TRANSFER


The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 13, 2020.

RESET IV, INC.

By: /s/   Daniel Rubenstein

Name: Daniel Rubenstein

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Daniel Rubenstein, Principal Executive Officer of Reset IV, Inc., hereby certify that the financial statements of Reset IV, Inc. included in this Report are true and complete in all material respects.

Daniel Rubenstein

Principal Executive Officer

RESET IV, INC.
Delaware

CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2019 AND 2018
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Reset IV, Inc.

We have reviewed the accompanying consolidated financial statements of Reset IV, Inc. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2019 and December 31, 2018, and the related consolidated statements of operations, statements of stockholders' equity (deficit), and cash flows for the year ended December 31, 2019 and December 31, 2018, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 25, 2020
Los Angeles, California

Reset IV, Inc.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current assets				
Cash	$	58,946	$	-
Accounts receivable		6,720		-
Inventory		10,242		-
Prepaid expenses and other current assets		10,379		-
Total current assets		**86,287**		**-**
Property and equipment, net		1,791		-
Other assets				
Intangible assets, net	$	1,140	$	1,140
Notes receivable		162,575		-
Total other assets		**163,715**		**1,140**
Total assets	$	**251,793**	$	**1,140**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities				
Accounts payable	$	25,884	$	634
Credit cards payable		70,741		-
Notes payable, related party		26,262		-
Other current liabilities		24,989		-
Total current liabilities		**147,876**		**634**
Stockholders' equity (deficit)				
Common stock; $.001 par value,				
50,000,000 shares authorized,				
9,630,000 and 0 shares				
issued and outstanding, respectively		30		-
Additional paid in capital in excess of par		71,275		-
Members' equity		-		14,462
Non-controlling interest		40,394		-
Accumulated earnings (deficit)		(7,782)		(13,956)
Total stockholders' equity (deficit)		**103,917**		**506**
Total liabilities and stockholders' equity (deficit)	$	**251,793**	$	**1,140**

See accompanying notes to financial statements.

Reset IV, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Revenues, net	$ 1,442,423	$ -
Cost of goods sold	227,698	-
Gross profit	1,214,725	-
Operating expenses		
General and administrative expense	582,425	6,464
Sales and marketing	612,853	-
Total operating expenses	1,195,278	6,464
Earnings (loss) from operations	19,447	(6,464)
Interest income	9,103	-
Interest expense	4,074	29
Net income (loss)	**24,476**	**(6,493)**
Net income (loss) attributable to noncontrolling interest	18,302	-
Net income (loss) attributable to shareholders of Reset IV, Inc.	**$ 6,174**	**$ (6,493)**

See accompanying notes to financial statements.

Reset IV, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Shares	Common Stock	Additional Paid-in Capital	Members' Equity	Non-controlling Interest	Accumulated Earnings (Deficit)	Total Stockholders' Equity (Deficit)
(USD $ in Dollars)							
Balance, December 31, 2017	- $	- $	- $	7,130 $	- $	(7,463) $	(333)
Issuance of common stock	-	-	-	7,332	-	-	7,332
Net loss	-	-	-	-	-	(6,493)	(6,493)
Balance, December 31, 2018	-	-	-	14,462	-	(13,956)	506
Member contribution	-	-	-	15,538	-	-	15,538
Acquisition of entities under common control	-	-	-	41,305	22,067	-	63,372
Non-controlling interest contribution							
Reset IV, LLC (California)	-	-	-	-	25	-	25
Conversion from LLC to C Corporation	9,630,000	30	71,275	(71,305)	-	-	-
Net income	-	-	-		18,302	6,174	24,476
Balance, December 31, 2019	**9,630,000** $	**30** $	**71,275** $	- $	**40,394** $	**(7,782)** $	**103,917**

See accompanying notes to financial statements.

Reset IV, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Cash flows from operating activities:		
Net income (loss)	$ 24,476	$ (6,493)
Adjustments to reconcile net income		
to net cash used by operating activities:		
Depreciation	1,811	-
Bad debt expense on notes receivable	230,853	-
Changes in operating assets and liabilities:		
Accounts receivable	1,914	-
Inventory	(5,344)	-
Prepaid expenses and other current assets	(5,085)	-
Notes receivable	(176,729)	-
Accounts payable	(24,577)	(212)
Credit cards payable	6,364	-
Other current liabilities	23,026	-
Net cash used by operating activities	**76,710**	**(6,705)**
Cash flows from investing activities:		
Acquisition of intangible assets	-	(627)
Acquisition of entities under common		
control, net of cash acquired	7,549	-
Net cash used by investing activities	**7,549**	**(627)**
Cash flows from financing activities:		
Repayment on notes payable	(40,876)	-
Member contribution	15,538	7,332
Non-controlling interest contribution - Reset IV, LLC CA	25	
Net cash provided by financing activities	**(25,213)**	**7,332**
Net change in cash	58,946	-
Cash, beginning of period	-	-
Cash, end of period	**$ 58,946**	**$ -**
Supplemental disclosure of cash flow information:		
Interest paid	$ 4,074	$ 29
Taxes paid	$ -	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in United States dollars ("$" or "US$") unless otherwise indicated.

1. SUMMARY

Reset IV, L.L.C., was formed on October 31, 2017, in the State of Delaware. On December 16, 2019, Reset IV, LLC converted to Reset IV, Inc., a Delaware C Corporation. Reset IV, Inc. operates as the parent company to the Reset IV brand. The financial statements of Reset IV, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

The Company owns and runs a platform and service that allows customers to order on-demand intravenous ("IV") fluid, nutrition, and medication treatments delivered to them by medical professionals wherever they are, home, office, hotel, etc. The Company offers IV packages to treat a variety of medical conditions including migraines, stomach flu, food poisoning, and others, as well as IV vitamin and mineral "cocktails" for beauty and wellness.

On January 1, 2019, the Company acquired a majority interest in Reset IV, LLC (Nevada), Reset IV, LLC (Florida) and Reset IV, LLC (California). Reset IV, LLC (Nevada) was formed under the state laws of Nevada on August 16, 2017 and began providing management and administration services to healthcare companies in October 2017. Reset IV, LLC (Florida) was formed under the state laws of Florida on May 4, 2018 and began providing IV services to customers in September 2018. Reset IV, LLC (California), was formed on May 1, 2019, in the State of California and as of December 31, 2019, had not yet commenced operations.

Going Concern and Management's Plans

The Company has recently commenced operations and lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include the accounts of Reset IV, Inc., and owned subsidiaries over which Reset IV, Inc. exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31, 2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation is eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets

The company intangibles include trademark filing and related attorney fees. Trademark costs are indefinite-lived.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, a full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in the allocation of the purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

The Company accounts for acquisitions and transfers of assets and liabilities between entities under common control at a historical cost.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company converted from an LLC structure to a C Corporation structure on December 16, 2019. Tax provision and related deferred tax balances for the period from December 17, 2019 to December 31, 2019 were immaterial. The Company has filed tax returns from inception in 2017 through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues primarily from the sale of our services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to office space and storage facilities. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of the adoption of ASU No. 2016-02 on its financial statements but generally would expect that the adoption of this new standard will not result in a significant change.

3. ACQUISITIONS

During January 2019, the Company acquired 89.0% of Reset IV, LLC (Florida) and 74.8% of Reset IV, LLC (Nevada). The transaction was consummated whereby the managing member in Reset IV, LLC (Florida) and Reset IV, LLC (Nevada) assigned his membership interest to Reset IV, Inc. The managing member is also the controlling shareholder in Reset IV, Inc. Since the acquisitions occurred between the entities under the common control, the acquisition was recorded at a historical cost as opposed to fair value.

The following table outlines net assets acquired for Reset IV, LLC (Florida):

Cash and cash equivalents	$	6,318
Accounts receivable, net		8,634
Inventories		4,898
Prepaid expenses and other current assets		3,400
Accounts payable		(15,445)
Credit cards payable		(19,534)
Notes payable		(16,423)
Net assets		**(28,152)**
Net assets attributable to non-controlling interest		(3,097)
Net assets attributable to shareholders of Reset IV, Inc.	$	**(25,055)**

The following table outlines net assets acquired for Reset IV, LLC (Nevada):

Cash and cash equivalents	$	1,232
Prepaid expenses and other current assets		1,894
Property and equipment, net		3,603
Notes receivable		216,699
Accounts payable		(34,382)
Credit cards payable		(44,844)
Notes payable		(50,715)
Other current liabilities		(1,963)
Net assets		**91,524**
Net assets attributable to non-controlling interest		25,164
Net asset attributable to shareholders of Reset IV, Inc.	$	**66,360**

4. INVENTORY

As of December 31, 2019 and 2018, inventory was comprised of the following items:

As of Year Ended December 31,		**2019**		**2018**
Medical treatment supplies	$	10,242	$	-
Total	$	**10,242**	$	**-**

5. PROPERTY AND EQUIPMENT

As of December 31, 2019 and 2018, property and equipment consist of:

As of Year Ended December 31,		2019		2018
Property and equipment, at cost	$	5,434	$	-
Accumulated deprecation		(3,643)		-
Property and equipment, net	**$**	**1,791**	**$**	**-**

Depreciation expense for the fiscal year ended December 31, 2019 and 2018 totaled $1,811 and $ 0.

6. INTANGIBLE ASSETS

As of December 31, 2019 and 2018, intangible assets consist of:

As of Year Ended December 31,		2019		2018
Intangible assets				
Trademark, indefinite life	$	1,140	$	1,140
Accumulated amortization		-		-
Intangible assets, net	**$**	**1,140**	**$**	**1,140**

Amortization expense for trademarks for the fiscal years ended December 31, 2019 and 2018 totaled $ 0 and $ 0, respectively.

7. NOTES RECEIVABLE

During the year ended December 31, 2019, the Company paid advances to the Nevada medical company, Mirkia IV, PLLC, for inventory purchases and general and administrative expenses. The advances were borrowed at an interest rate of 10%, unsecured, and due on demand. In June 2019, the medical company ceased operations and the outstanding balance of $230,853 was deemed uncollectable and written off as a bad debt expense.

During the year ended December 31, 2019, the Company paid advances to the Nevada medical company, Snow IV, PLLC, for inventory purchases and general and administrative expenses. The advances are non-interest bearing, unsecured, and due on demand. As of December 31, 2018, the outstanding balance of the note was $162,575.

8. STOCKHOLDERS' EQUITY

The company is authorized to issue 50,000,000 shares of common stock at $0.001 par value. As of December 31, 2019, the company had 9,630,000 shares of common stock issued and outstanding.

9. DEBT OBLIGATIONS

Notes Payable – Related Party

During the year ended December 31, 2018, the Company received advances from its officer and director, Daniel Rubenstein, for general and administrative purposes. The advances are borrowed at an interest rate of 10%, unsecured, and due on demand. As of December 31, 2018, the outstanding balance of the note and accrued interest was $26,262. The entire note has been classified as current.

10. RELATED PARTY TRANSACTIONS

Note Payable

During the year ended December 31, 2019, the Company received advances from its officer and director, Daniel Rubenstein, for general and administrative purposes. The advances are borrowed at an interest rate of 10%, unsecured, and due on demand. As of December 31, 2018, the outstanding balance of the note and accrued interest was $26,262. The entire note has been classified as current.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases various properties for office space and storage facilities. The Corporate headquarters in Las Vegas, Nevada and the storage facilities are all leased on a month-to-month basis. The Company also rents office space near the Las Vegas strip on a one-year lease expiring in September 2020. Total rent expense and storage fees were $52,802 and $ 0 for the years ended December 31, 2019 and 2018, respectively.

Future minimum lease payments are expected to be as follows:

As of Year Ended December 31,		Amount
2020	$	9,819
Total	**$**	**9,819**

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 25, 2020, the date the financial statements were available to be issued.

Effective February 10, 2020, Kiarash L. Mirkia transferred his 10% membership interest in Reset IV, LLC (Florida) to Reset IV, Inc.

On February 25, 2020, Reset IV, LLC (California) entered into a Membership Purchase Agreement with The Revocable Trust of Steven and Kelly Smith (the "Trust"). Under the terms of the agreement, the Trust desires to purchase a five percent (5%) membership interest in Reset IV, LLC (California) for a total of $30,000. The purchase price is payable in six monthly installments beginning on February 25, 2020. In the event that the full purchase price is not paid on or August 24, 2020, the sale shall be null and void, and Reset IV, LLC (California) shall return the amount received from the Trust. As of April 25, 2020, Reset IV, LLC (California) had received $10,000 from the Trust.

On March 5, 2020, the Company entered into an agreement with Adventure Media Digital Marketing, LLC for digital marketing services. The agreement includes monthly cash compensation in the amount of $1,200 in addition to 750,000 shares of common stock which shall vest over a period of 18 months.

As of April 21, 2020, the Company had received gross cash of approximately $38,984 from the sale of its shares through the crowdfunding platform StartEngine. The approximate number of shares associated with this offering to date is 39,936 shares.

On April 24, 2020, the Company received advances in the amount of $23,835 from its officer and director, Daniel Rubenstein, for general and administrative purposes. The advances are borrowed at an interest rate of 10%, unsecured, and due on demand.

There have been no other events or transactions during this time which would have a material effect on these financial statements.